STEWART & STEVENSON 401(K) SAVINGS PLAN

Financial Statements
As of December 31, 1999
Together With Auditors' Report

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Administrative Committee of the
Stewart & Stevenson 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Stewart & Stevenson 401(k) Savings Plan as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements and supplemental schedule referred to below are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Stewart & Stevenson 401(k) Savings Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1999, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ARTHUR ANDERSON LLP
ARTHUR ANDERSEN LLP

Houston, Texas
June 14, 2000

                                    STEWART & STEVENSON 401(k) SAVINGS PLAN
                                    ---------------------------------------

                                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                -----------------------------------------------

                                       AS OF DECEMBER 31, 1999 AND 1998
                                       --------------------------------

                                                                           1999                1998
                                                                          ------              ------
ASSETS:
 Investments, at fair value-
   Merrill Lynch Global Allocation Fund, Inc.                             $ 6,464,984         $ 6,676,284
   Merrill Lynch Corporate Bond Fund, Inc., Intermediate Term               3,285,131           2,733,894
   Merrill Lynch Retirement Preservation Trust                              3,948,076           3,929,727
   AIM Value Fund                                                          17,243,914          17,196,524
   American Balanced Fund                                                   3,821,829           5,033,648
   Stewart & Stevenson Services, Inc., Common Stock                         1,818,352             995,812
   Franklin Small Cap Growth Fund                                           2,060,087             590,274
   Hotchkis & Wiley International Fund                                      1,058,858             421,998
   MFS - Massachusetts Investors Trust                                      2,377,072           1,145,066
   Participant loans                                                        1,518,875           1,449,798
                                                                          ------------       ------------
                              Total investments                            43,597,178          40,173,025

 Receivables-
   Employer contributions                                                      66,804              86,386
   Participant contributions                                                  218,146             269,644
   Pending sale                                                                32,696                   -
   Accrued income                                                              10,064                   -
                                                                          ------------       ------------
                               Total receivables                              327,710             356,030
                                                                          ------------       ------------
     Cash, noninterest-bearing                                                  5,055              21,740
                                                                          ------------       ------------
NET ASSETS AVAILABLE FOR BENEFITS                                         $43,929,943         $40,550,795
                                                                          ============       ============

                      The accompanying notes are an integral part of these financial statements.

                       STEWART & STEVENSON 401(k) SAVINGS PLAN
                       ---------------------------------------

                 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                 ---------------------------------------------------------

                           FOR THE YEAR ENDED DECEMBER 31, 1999
                           ------------------------------------


ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Investment income-
     Dividends                                                            $ 2,983,194
     Interest                                                                 101,781
     Net appreciation in fair value of common stock                           313,024
     Net appreciation in fair value of mutual funds                         4,462,285
                                                                          ------------

                               Total investment income                      7,860,284
   Contributions-
     Employer                                                               2,234,696
     Participant                                                            7,346,429
     Participant rollovers                                                    782,784
                                                                          ------------

                               Total contributions and other additions     10,363,909
                                                                          ------------
                               Total additions                             18,224,193
                                                                          ------------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
     Plan-to-plan transfers for participating GE Employers (Note 1)        11,686,276
     Distributions and withdrawals                                          3,065,271
     Administrative expenses                                                   93,498
                                                                          ------------
                               Total deductions                            14,845,045
                                                                          ------------

NET INCREASE                                                                3,379,148

NET ASSETS AVAILABLE FOR BENEFITS:
     Beginning of year                                                     40,550,795
                                                                          ------------
     End of year                                                          $43,929,943
                                                                          ============

    The accompanying notes are an integral part of this financial statement.

                     STEWART & STEVENSON 401(k) SAVINGS PLAN
                     ---------------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

1.     DESCRIPTION OF THE PLAN:
       ------------------------

General
-------

The Stewart & Stevenson 401(k) Savings Plan (the Plan or the Stewart & Stevenson
Plan), adopted effective January 1, 1994, is a trusteed, defined contribution plan established for the benefit of all eligible employees of Stewart & Stevenson Services, Inc., and its adopting subsidiaries, (the Participating Stewart & Stevenson Employers). In conjunction with the sale of Stewart & Stevenson Services, Inc.'s gas turbine operations, the following entities became additional participating employers of the Plan effective February 1, 1998:
Canyon East Wind, L.P., GE Packaged Power, Inc., GE Packaged Power Services, Inc., GE Energy Plant Operations, Inc., and GE Packaged Power Sales, Inc., or their successors (the Participating GE Employers). Eligible employees of the gas turbine operations who became employees of the Participating GE Employers continued to participate in the Plan. Employees of the Participating GE Employers who were hired after the sale are eligible to participate in the Plan after completing the eligibility requirements of the Plan.

Effective January 1, 1999, Contract Employee Services, Inc. (CES), acquired certain employees of GE Energy Plant Operations, Inc., and became a Participating GE Employer under the Plan.

Effective April 1, 1999, the Participating GE Employers terminated their participation in the Plan and transferred their participation in the Plan to new plans established by the GE entities as plan-to-plan transfers.

For purposes of these financial statements, "the Employers" or "the Company" refers to the Participating Stewart & Stevenson Employers and the Participating GE Employers prior to April 1, 1999, and the Participating Stewart & Stevenson Employers subsequent to April 1, 1999.

The following description of the Plan provides a summary of the Plan. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Plan Administration
-------------------

The Plan is administered by a committee (the Administrative Committee) which is appointed by the board of directors of Stewart & Stevenson Services, Inc. This committee is empowered to act on all matters affecting the Plan including, among other things, interpreting the Plan's provisions, determining the eligibility of employees to become participants in the Plan, selecting the funds to be made available in the Plan and determining any person's right to a benefit under the Plan. The members of the Administrative Committee do not receive compensation for services rendered to the Plan.

Custodial safekeeping of Plan assets is performed by Merrill Lynch Trust Company (the Trustee). Individual participant record keeping is performed under Merrill Lynch, Pierce, Fenner & Smith Incorporated (the Recordkeeper). Among other duties, the Trustee is to receive contributions, collect the income from the Plan's assets and make disbursements from the Plan's assets as directed by the Administrative Committee. The Recordkeeper's duties include processing and maintaining participant data, participant statements, and contributions and distributions for purposes of recordkeeping.

Participation and Eligibility
-----------------------------

Employee participation in the Plan is voluntary. Effective January 1, 1999, all employees are eligible to participate in the Plan after completion of 30 days of service with no minimum age requirement.

Investments
-----------

The Plan offers seven mutual funds and a common/collective trust fund, or the option of one of three model fund portfolios comprised of mutual funds, as well as Stewart & Stevenson Services, Inc., common stock (the S&S Services Stock
Fund).

Employees of the Participating GE Employers were not allowed to invest contributions in the S&S Services Stock Fund or to transfer balances from other investment funds into the S&S Services Stock Fund.

Contributions
-------------

Newly eligible employees hired on or after January 1, 1999, are automatically enrolled for a 1 percent contribution unless otherwise elected. Participants may elect to make an additional contribution from 2 percent to 20 percent of their wages as reported to the Internal Revenue Service, subject to certain limitations, as defined.

For employees of the Participating Stewart & Stevenson Employers, the 1 percent employee contribution is matched by the Company dollar for dollar (Basic Match) and employee contributions in excess of 1 percent of compensation but no more than 6 percent are matched at 25 percent (Supplemental Match). For employees of the Participating GE Employers, the matching employer contribution was 50 percent of the first 6 percent of the participant's contribution. Participants may also make rollover contributions to the Plan representing distributions from other qualified defined benefit or contribution plans. Participants can change the allocation of their contributions in the investment funds or they can discontinue, increase or decrease their contribution rate within the 1 percent to 20 percent range as permitted by the Plan.

Distributions, Withdrawals and Loans
------------------------------------

Participants are fully vested in their participant contributions, rollovers, Basic Match and earnings thereon at all times. Participants shall have a 100 percent vested interest in their Supplemental Match contributions upon attaining age 65, the normal retirement age according to the Plan. Those participants who terminate prior to normal retirement age are entitled to a benefit pursuant to the value of their vested interests in their Supplemental Match contributions as follows:

                                                       Vested
              Years of Vesting Service                Interest
              ------------------------               ----------

                  Less than 1 year                        0%
                  1 years                                20
                  2 years                                40
                  3 years                                60
                  4 years                                80
                  5 or more years                       100

Forfeited Supplemental Match contributions are used to pay Plan expenses or applied as a reduction of future employer matching contributions. During 1999, forfeitures were utilized to pay plan expenses.

Participant benefits are payable to participants or to a designated beneficiary in the event of their retirement, death or termination of employment. In limited circumstances, account withdrawals may be made for financial hardship in accordance with the Plan. Benefit payments to withdrawing employees are made in lump-sum payments.

A participant may borrow from his account up to a maximum equal to the lesser of $50,000 or 50 percent of his vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. The minimum loan is $1,000 and will bear interest at a rate established by the Administrative Committee to be commensurate with the interest rates charged by persons in the business of lending money. The loans shall not exceed five years, except for loans for the purpose of acquiring a principal residence. The loans are secured by the balance in the participant's account. Principal and interest are paid ratably through periodic payroll deductions.

Plan Termination
----------------

The Administrative Committee anticipates and believes that the Plan will continue without interruption but reserves the right to terminate the Plan. In the event of termination, the assets of the Plan, less expenses of liquidation, will be allocated to the participants in accordance with the terms of the Plan.

2.     SUMMARY OF ACCOUNTING POLICIES:
       -------------------------------

Basis of Accounting
-------------------

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Investment Valuation
--------------------

The Merrill Lynch Retirement Preservation Trust Fund is a common/collective trust fund investing primarily in guaranteed investment contracts, synthetic GICs (GICs), and U.S. Government securities. The guaranteed investment contracts are fully benefit responsive and are recorded at contract value, which approximates fair value. Contract value is determined based on contributions made under the contract plus interest earned at the contract's rate less funds used to pay investment fees and withdrawals. The total return for the Merrill Lynch Retirement Preservation Trust Fund was 6.43 percent for the year ended December 31, 1999. The Plan's investments in mutual funds and common stock are recorded at cost when purchased but are adjusted to market value based upon published market prices, by the Trustee, for financial reporting purposes.

Recognition of Income and Expenses
----------------------------------

The net change in the difference between market value of the investments on hand at December 31, and the market value of the investments on hand as of the beginning of the year, is recorded as unrealized appreciation (depreciation) of investments. Realized gains or losses on the sale of investments and withdrawals of investments are based on the value of the assets as of the beginning of the year or the time of purchase during the year, if later. Unrealized appreciation (depreciation) of investments and realized gains or losses are recorded in the statement of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments.

Interest and dividend income is recorded on the accrual basis by the Trustee. Plan income or loss for each investment fund is allocated to the participants daily in the ratio that each participant's account balance bears to all account balances.

The Company may pay expenses incurred in the administration of the Plan, but it shall not be obligated to do so. Any such expenses and fees not paid by the Company during 1999 were paid from forfeited employer contributions.

Use of Estimates and Assumptions
--------------------------------

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Adoption of SOP 99-3
--------------------

During 1999, the Plan adopted Statement of Position (SOP) 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters," which eliminates the requirement for a defined contribution plan to disclose participant-directed investment programs. As such, the 1998 financial statements have been reclassified to eliminate the participant-directed fund investment program disclosures.

3.     RISKS AND UNCERTAINTIES:
       ------------------------

The Plan provides for various investments in a common/collective trust fund, mutual funds and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

4.     FEDERAL INCOME TAXES:
       ---------------------

The Plan obtained its latest determination letter on January 20, 2000, in which the Internal Revenue Service stated that the Plan, as originally established, was in compliance with the applicable requirements of the Internal Revenue Code (the Code). The Administrative Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Administrative Committee believes that the Plan is qualified and is tax-exempt as of December 31, 1999 and 1998.

5.     RECONCILIATION OF FINANCIAL
       STATEMENTS TO FORM 5500:
       ---------------------------

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 1999 and 1998:


                                                                             1999              1998
                                                                          ------------      ------------

    Net assets available for benefits per the financial statements        $43,929,943        $40,550,795
      Less- Amounts allocated to withdrawing participants                           -           (231,295)
                                                                          ------------      ------------
    Net assets available for benefits per the Form 5500                   $43,929,943        $40,319,500
                                                                          ============      ============

The following is a reconciliation of distributions and withdrawals per the financial statements to the Form 5500 for the year ended December 31, 1999:


     Distributions and withdrawals per the financial statements                      $ 3,065,271
      Add- Amounts allocated to withdrawing participants at December 31, 1999                -
      Less- Amounts allocated to withdrawing participants at December 31, 1998          (231,295)
                                                                                      -----------


     Distributions and withdrawals per the Form 5500                                 $ 2,833,976
                                                                                      ===========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for distributions that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

6.     PARTY-IN-INTEREST TRANSACTIONS:
       -------------------------------

The Plan invests in certain shares of a common/collective trust fund and mutual funds managed by Merrill Lynch Trust Company. As Merrill Lynch Trust Company serves as Trustee to the Plan, these transactions qualify as party-in-interest transactions.

In addition, the Plan invests in shares of Stewart & Stevenson Services, Inc., common stock. As Stewart & Stevenson Services, Inc., is the sponsor of the Plan, these transactions qualify as party-in-interest transactions.

                                                                                                                         SCHEDULE I

                                    STEWART & STEVENSON 401(k) SAVINGS PLAN
                                    ---------------------------------------

                                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                -----------------------------------------------

                                            AS OF DECEMBER 31, 1999
                                            -----------------------





                                                                                                Number of
                                                                                                Shares or
                                                                                                Principal            Current
    Identity of Issue                            Description of Asset                           Amount                Value
    -----------------                           --------------------                         ---------------       -------------

Merrill Lynch Trust Company*                  Merrill Lynch Global Allocation Fund, Inc.         461,126            $ 6,464,984

Merrill Lynch Trust Company*                  Merrill Lynch Corporate Bond Fund, Inc.,           300,286              3,285,131
                                                Intermediate Term

Merrill Lynch Trust Company*                  Merrill Lynch Retirement Preservation Trust      3,948,076              3,948,076

AIM Family of Funds                           AIM Value Fund                                     353,142             17,243,914

American Funds Group                          American Balanced Fund                             265,037              3,821,829

Stewart & Stevenson Services, Inc.*           Common stock                                       153,538              1,818,352

Franklin                                      Franklin Small Cap Growth Fund                      46,682              2,060,087

Olympic Trust                                 Hotchkis & Wiley International Fund                 40,108              1,058,858

Massachusetts Financial Services              Massachusetts Investors Trust                      113,464              2,377,072

Stewart & Stevenson 401(k) Savings Plan*      Participant loans (interest rates               $1,518,875              1,518,875
                                                ranging from 8.25% to 10%)                                         ------------

             Total assets held for investment purposes                                                              $43,597,178
                                                                                                                   ============

*Identified party in interest.